

April 29, 2015

Michael L. Gravelle
Executive Vice President, General Counsel
Black Knight Financial Services, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204

> **Re:** **Black Knight Financial Services, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 20, 2015**
> **File No. 333-201241**

Dear Mr. Gravelle:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Where we refer to prior comments we are referring to our letter dated April 16, 2015.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

Note (1) Basis of Presentation, page 76

1. We note your response to prior comment 4 and your reference to ASC 810-10-15-8. Please provide us with your detailed analysis of the accounting model and the authoritative accounting guidance you considered in your conclusion to consolidate BKFS Operating LLC. Tell us whether BKFS Operating LLC is subject to the consolidation guidance related to variable interest entities and what consideration was given to the guidance in ASC 810-10-15-14(b)(1). If it is subject to this guidance, explain how you determined that you have the characteristics of a controlling financial interest per ASC 810-10-25-38A.

As part of your explanation of the accounting model you follow, please address how the following items, as well as any other terms or conditions, factored into your consolidation conclusion:

- Voting power of FNF affiliates and THL Affiliates as holders of Class A common stock and Class B common stock of BKFS;

- Composition of the board of directors of BKFS;

- Governance subject to the ultimate direction of the board of directors of BKFS;

- Unit holders' voting rights in respect of amendments to the Amended and Restated Operating Agreement that adversely affect such holder, the dissolution of BKFS Operating LLC, and other matters adversely affecting such holders;

- Terms and conditions of the tax distributions; and

- Voting agreement with certain FNF affiliates and certain THL Affiliates.

Principal Stockholders, page 160

2.   We note your statement here that the table does not reflect any shares of your Class A common stock that your directors, officers and "certain employees may purchase in this offering, including through the directed share program…" It appears from this statement that employees may be eligible to participate in the directed share program though we note they are not included in your description of the directed share program elsewhere in your document. Please advise or revise as necessary for clarification.

Directed Share Program, page 180

3.   Please revise to disclose the approximate percentage of shares that will be reserved for the directed share program, the mechanics of the program, and whether the shares will be subject to lock-up agreements. We may have further comments based on your response.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224, or Craig D. Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or in his absence, me at (202) 551-3457 with any other questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Craig D. Wilson *for*

Maryse Mills-Apenteng
Special Counsel

cc: Alexander D. Lynch, Esq.
       Weil, Gotshal & Manges LLP